Exhibit 99.1

COPERNIC INC. TICKER SYMBOL, CUSIP NUMBER AND ISIN NUMBER TO CHANGE

EFFECTIVE JUNE 21, 2007

Montreal, Canada, June 21, 2007 – Copernic Inc., formerly known as Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), announces that effective today, June 21, 2007 the Company’s NASDAQ ticker symbol will change to CNIC. There will be a six month transition period during which information on the Company can be accessed as both CNIC and MAMA.

In addition effective at the open of trading on June 21, 2007, the Company’s CUSIP Number will be 21727W107 and the new ISIN Number will be CA 21727W1077.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors' Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:

Christine Papademetriou

Director of Marketing

Copernic Inc.

Email: copernicpr@copernic.com

Telephone Toll Free: (877) 289-4682 #125

Telephone Local: (514) 908-4325